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SECURI 14047210 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-21534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7020 N Port Washington Rd
(No. and Street)

Milwaukee (City) Wisconsin (State) 53217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J Koehler 414-352-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond C Ladd, CPA
(Name – *if individual, state last, first, middle name*)

225 E Fairmount Ave (Address) Milwaukee (City) Wisconsin (State) 53217 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/25/14

OATH OR AFFIRMATION

I, William J Koehler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wisconsin Discount Securities Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

PATRICIA J. BUECHLER NOTARY PUBLIC STATE OF WISCONSIN

Patricia J. Buechler
Notary Public
Ex: 7-29

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WISCONSIN DISCOUNT SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	2
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF INCOME	4
STATEMENT OF STOCKHOLDERS' EQUITY	5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTAL INFORMATION	
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION	13
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	14
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	15
INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5	16
STATUS OF MEMBERSHIP IN SECURITIES INVESTOR PROTECTION CORPORATION	18

RAYMOND C. LADD, C.P.A.

February 24, 2014

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wisconsin Discount Securities Corporation
Glendale, Wisconsin

We have examined the accompanying statement of financial condition of Wisconsin Discount Securities Corporation as of December 31, 2013 and 2012, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2013 and 2012 financial statements referred to above present fairly, in all material respects, the financial position of Wisconsin Discount Securities Corporation at December 31, 2012 and 2011, and the results of their operations, and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Raymond C. Ladd, C.P.A.

225 E. Fairmount Ave.
Milwaukee, WI 53217

Phone: 414-961-1040
Fax: 414-962-3146

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013 and 2012

ASSETS

	2013	2012
Cash and cash equivalents (Note 1)	$ 9,872	$ 5,691
Deposits with clearing organizations and others (Note 2)	50,855	50,855
Receivable from brokers and dealers	37,354	33,512
Investments, at cost which approximates market (Note 1)		
Furniture and equipment, at cost, less accumulated depreciation of $84,138 and $83,460 (Note 1)	0	678
Other assets	42,638	4,738
	$ 140,719	$ 95,474

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
Income taxes, including deferred taxes of $4,456 and $2,864 (Notes 1 and 5)	$ 8,764	$ 2,864
Accounts payable, accrued expenses and other liabilities	20,684	20,578
	29,448	23,442
Commitments and contingent liabilities (Note 4)		
Liabilities subordinated to claims of general creditors (Note 3)	175,000	175,000
Stockholders' equity (Note 6)		
Common stock, no par value, 2,500 shares authorized; 1,500 shares issued	5,000	5,000
Retained earnings	256,271	217,032
Less 600 shares of common stock in treasury, at cost	(325,000)	(325,000)
Total stockholders' equity (deficit)	(63,729)	(102,968)
	$ 140,719	$ 95,474

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF INCOME

YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
Revenues		
Commissions	$ 487,489	$ 452,708
Interest	34,197	38,427
Other	16,413	14,592
	538,099	505,727
Expenses		
Employee compensation and benefits (Note 1)	224,650	234,051
Interest	8,750	8,750
Other operating expenses	259,560	272,123
	492,960	514,924
Income (loss) before income taxes	45,139	(9,197)
Income taxes (benefits), including deferred taxes (benefits) of $1,592 and $(316) (Notes 1 and 5)	5,900	(316)
Net income (loss)	$ 39,239	$ (8,881)
Earnings (loss) per share of common stock (Note 1)	$ 26.16	$ (5.92)

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2013 and 2012

	Common stock	Retained earnings	Treasury stock	Total stockholders' equity
Balance (deficit), December 31, 2011	$ 5,000	225,913	(325,000)	(94,087)
Net income (loss) - 2012	-	(8,881)	-	(8,881)
Balance (deficit), December 31, 2012	$ 5,000	217,032	(325,000)	(102,968)
Net income (loss) - 2013	-	39,239	-	39,239
Balance (deficit), December 31, 2013	$ 5,000	256,271	(325,000)	(63,729)

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2013 and 2012

Subordinated liabilities at January 1, 2012	$ 175,000
Increases (decreases)	-0-
Subordinated liabilities at December 31, 2012	$ 175,000
Increases (decreases)	-0-
Subordinated liabilities at December 31, 2013	$ 175,000

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ 39,239	$ (8,881)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	678	1,561
(Increase) decrease in assets:		
Deposits with clearing organizations		5,991
Receivable from brokers and dealers	(3,842)	(3,269)
Other assets	(37,900)	4,654
Increase (decrease) in liabilities:		
Accrued taxes payable	5,900	(316)
Other liabilities	106	5,324
Net cash provided by operating activities	4,181	5,064
Cash flows from investing activities:		
Purchase of investment securities		
Proceeds from maturity of investment securities		
Payment of subordinated debt		
Purchase of treasury stock		
Purchase of furniture and equipment	0	0
Net cash provided by (used in) investing activities	0	0
Increase (decrease) in cash and cash equivalents	4,181	5,064
Cash and cash equivalents:		
Beginning	5,691	627
Ending	$ 9,872	$ 5,691
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 8,021	$ 8,750
Income taxes	$ 0	$ 0

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 and 2012

Note 1: Summary of Significant Accounting Policies

Wisconsin Discount Securities Corporation is a member of both the National Association of Securities Dealers and the Municipal Securities Rulemaking Board and is a registered broker-dealer with the Securities and Exchange Commission. The Company is an introducing broker-dealer who forwards all its transactions to a clearing broker-dealer on a fully-disclosed basis. Substantially all commissions earned are received from this clearing broker-dealer. The Company holds no funds or securities for, nor owes funds or securities to, its customers.

The significant accounting policies affecting the financial statements are summarized below to assist the reader in understanding the financial information presented in this report.

Investments:

Investments are stated at cost which approximates market value.

Equipment:

Depreciable assets are stated at cost less accumulated depreciation. Provisions for depreciation are computed on straight-line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years.

Income taxes:

Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The difference relates principally to book income calculated using the accrual method of accounting and tax income calculated using the cash basis.

WISCONSIN DISCOUNT SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 and 2012

Earnings per share:

Earnings per share are based on the Company's weighted average number of shares out-standing during the year.

Cash flows:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Note 2: Interest-bearing Deposit with Clearing Broker

The Company's clearing broker-dealer holds a $50,000 deposit which earns interest at the money market rate.

Note 3: Liabilities Subordinated to Claims of General Creditors

The Company has borrowings under agreements which are subordinate to claims of general creditors. The details of this debt are as follows:

Payable to	Due date	Interest rate	
Officer	September 10, 2015	5%	50,000
Officer	March 3, 2015	5%	125,000
Balance at December 31, 2013 and 2012			$ 175,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and the National Futures Association and are thus available in computing net capital under the Securities and Exchange Commission's and Commodity Futures Trading Commission's net capital rules. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4: Lease Obligation Payable, Lease Commitments

The Company has operating leases for its office space in Milwaukee and Madison, which are on a month to month basis. Total expenses under these leases in 2013 were $21,600 for Milwaukee and $10,237 for Madison and in 2012 were $21,600 for Milwaukee and $10,172 for Madison.

Note 5: Income Taxes

The provision for income taxes (benefits) included in the consolidated financial statements consists of the following:

	2013	2012
Current taxes:		
Federal	$ 2,807	$ 0
State	1,501	0
	4,308	0
Deferred income taxes (benefits)	1,592	(316)
Total provision for income taxes (benefits)	$ 5,900	$ (316)

Deferred income tax provisions according to the timing difference which caused them were as follows:

Conversion to the cash basis of accounting for income tax purposes	$ 1,592	$ (316)

Note 6: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1.

The Company met the net capital provision as follows:

	2013	2012
Net capital	$ 67,616	$ 65,599
Net capital required	$ 50,000	$ 50,000
Aggregate indebtedness to net capital	.44 to 1	.36 to 1

Net capital and the related net capital ratio may fluctuate daily. The net capital rules may effectively restrict the payment of cash dividends.

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION

February 24, 2014

Board of Directors
Wisconsin Discount Securities Corporation
Glendale, Wisconsin

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole of Wisconsin Discount Securities Corporation for the years ended December 31, 2013 and 2012, which are presented in the preceding section of this report. The supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audits of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond C. Ladd, C.P.A.

WISCONSIN DISCOUNT SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013 and 2012

	2013	2012
Net capital:		
Total stockholders' equity (deficit)	$ (63,729)	$(102,968)
Liabilities subordinated to claims of general creditors allowable in computation of net capital	175,000	175,000
Total capital and allowable subordinated liabilities	111,271	72,032
Less non-allowable assets:		
Furniture and equipment	0	678
Other assets	43,655	5,755
Net capital	$ 67,616	$ 65,599
Aggregate indebtedness:		
Items included in statements of financial condition:		
Income taxes payable	$ 8,764	$ 2,864
Accounts payable, accrued expenses and other liabilities	20,684	20,578
Total aggregate indebtedness	$ 29,448	$ 23,442
Minimum net capital required	$ 50,000	$ 50,000
Ratio: Aggregate indebtedness to net capital	.44 to 1	.36 to 1
Reconciliation with Company's computation		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 64,874	$ 65,283
Net Audit Adjustments subsequent to submission of Focus report - Deferred taxes and income taxes	2,742	316
	$ 67,616	$ 65,599

WISCONSIN DISCOUNT SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013 and 2012

Exemption from Rule 15c3-3 is claimed at December 31, 2013 and 2012 based on paragraph (k)(2)(ii):

> The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.......

The clearing broker-dealer firm is Southwest Securities Inc.

INDEPENDENT AUDITORS' REPORT ON THE
INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 24, 2014

Board of Directors
Wisconsin Discount Securities Corporation
Glendale, Wisconsin

In planning and performing our audit of the financial statements of Wisconsin Discount Securities for the years ended December 31, 2013 and 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Wisconsin Discount Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures, followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3,that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 and 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Raymond C. Ladd, C.P.A.

WISCONSIN DISCOUNT SECURITIES CORPORATION

STATUS OF MEMBERSHIP IN SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2013

Date Paid	Assessment	Amount Paid	Total Paid
July 23, 2013	$ 595	$ 595	$ 595
February 24, 2014	448	448	448
Totals	$1,043	$1,043	$1,043

INDEPENDENT AUDITORS' REPORT RELATED TO THE TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED BY SEC RULE 17a-5(e)(4)

February 24, 2014

Board of Directors
Wisconsin Discount Securities Corporation
Glendale, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Wisconsin Discount Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Wisconsin Discount Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wisconsin Discount Securities Corporation's management is responsible for Wisconsin Discount Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raymond C. Ladd, C.P.A.